SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-37504

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by The Provident Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bancorp, Inc.
5 Market Street
Amesbury, Massachusetts 01913

SBERA 401(k) Plan as Adopted by

The Provident Bank

Financial Statements

and

Supplemental Schedule

As of December 31, 2020 and 2019

For the Year Ended December 31, 2020

SBERA 401(k)  PLAN AS ADOPTED BY THE PROVIDENT BANK

TABLE OF CONTENTS

The following financial information is submitted herewith:

All schedules, except as listed above, that are required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan participants of the SBERA 401(k) Plan as adopted by The Provident Bank:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the SBERA 401(k) Plan as adopted by The Provident Bank (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2021

Kingston, NH

June 29, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

 SBERA 401(k) Plan as adopted by The Provident Bank

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the SBERA 401(k) Plan as adopted by The Provident Bank (the Plan) as of December 31, 2019 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Whittlesey PC

We have served as the Plan’s auditor since 2015.

Hartford, Connecticut

June 29, 2020

SBERA 401(k) PLAN AS ADOPTED BY THE PROVIDENT BANK

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	At December 31,
	2020	2019
Investment - Plan interest in SBERA Common Collective Trust, at fair value	$22,015,550	$19,630,850
Receivables:
Employer contributions	57,920	—
Notes receivable from participants (see Note 2)	343,459	389,003
Total receivables	401,379	389,003
Net assets available for benefits	$22,416,929	$20,019,853

SBERA 401(k) PLAN AS ADOPTED BY THE PROVIDENT BANK

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

ADDITIONS
Investment Income:
Plan interest in Savings Banks Employees Retirement Association ("SBERA") Common Collective Trust
net investment income	$1,616,661
Interest income on notes receivable from participants	18,287
Total investment income	1,634,948
Contributions:
Participant	1,023,214
Employer	810,150
Rollover	538,111
Total contributions	2,371,475
Total additions	4,006,423

DEDUCTIONS
Benefits paid to participants	1,608,797
Administrative fees	550
Total deductions	1,609,347
Net increase	2,397,076
Net assets available for benefits - beginning of year	20,019,853
Net assets available for benefits - end of year	$22,416,929

The accompanying notes are an integral part of these financial statements.

SBERA 401(k) PLAN AS ADOPTED BY THE PROVIDENT BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

1. Description of the Plan

The following description of SBERA 401(k) Plan as Adopted by The Provident Bank (the “Plan”) provides only general information. Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Provident Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Provident Bancorp, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by Savings Banks Employees Retirement Association (“SBERA”) which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance. SBERA is the Plan Administrator and Trustee for the Plan and has contracted with Benefit Plans Administrative Service, Inc. (“BPAS”) to provide record keeping services.

The Plan participates in the SBERA Common Collective Trust (the “Trust”). Under the Trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each of the member banks’ plan assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which included several temporary relief provisions available to tax qualified retirement plans and their participants.  The Plan adopted certain measures included in the CARES Act. Under these provisions the Plan allowed for qualified participants to receive coronavirus-related distributions without penalty, increased the amount participants may take in Plan loans, and delayed repayments of any new or outstanding loans for up to one year. Additionally, required minimum distributions were delayed by one year, but could still be received at the request of a participant. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.

Eligibility Requirements

To become eligible for participation, an employee must have reached 21 years of age.

Contributions

Each year, participants may contribute to the Plan a percentage of their annual compensation, on a pre-tax or after-tax (“Roth”) basis, as defined in the Plan, up to 75% of eligible compensation subject to the maximum amount allowable under the provisions of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans  (“rollovers”). Participants direct the investment of their contributions into various investment options offered by the Plan.

The Bank makes a safe harbor contribution to eligible participants, equal to 100% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the Plan. Effective August 1, 2019, the Plan was amended so that participants are immediately eligible for safe harbor contributions. Prior to the amendment a participant must have completed one year of service to be eligible for safe harbor contributions. For the plan year ended December 31, 2020, the Bank made safe harbor contributions totaling $810,150. The Bank may also make nonelective contributions to eligible employees, as determined by the Board of Directors. To be eligible for a nonelective contribution, participants must complete one year of service, be employed by the Bank on the last day of the Plan year and complete 1,000 hours of service in the applicable Plan year. There were no nonelective contributions made during the plan year ended December 31, 2020.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contributions and an allocation of Plan earnings. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

The Plan currently offers a variety of unitized funds comprised of investments held in the Trust.

Vesting

Participants are vested immediately in their contributions and the Bank’s safe harbor contributions, plus actual earnings thereon. Vesting in the Bank’s nonelective contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited services.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than 20 years. Participants may have up to two loans outstanding at any time. The notes are secured by the balance in the participant’s account and bear interest at prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, retirement or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59½. A participant may withdraw from their rollover account at any time. If a participant’s vested account balance is $1,000 or less, the Plan Administrator can distribute the entire balance in a lump-sum amount.

Hardship Withdrawals

Effective January 1, 2020 hardship withdrawals are available from the participant’s elective deferral account, including earnings thereon, in order to meet a participant’s immediate and heavy financial need. Prior to January 1, 2020, hardship withdrawals were available from the participant’s elective deferral account, excluding earnings thereon. Effective January 1, 2020, participant deferrals are no longer suspended for six months following receipt of a hardship withdrawal.

Forfeitures

Forfeited nonvested accounts totaled $447 at December 31, 2020 and 2019.  These accounts may be used to offset future Bank safe harbor contributions, pay eligible Plan expenses, or be reallocated to Plan participants.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Bank’s management reviews the Plan Administrator’s determination of the Plan’s valuation policies. See Note 4 for discussion of Fair Value Measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2020 and 2019 is its interest in the Trust. Consequently, it recognizes income based on its share of the income and loss derived from the underlying assets of the Trust.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.  Defaulted notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document. The amounts reported on the accompanying Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019 represent the Plan’s portion of notes receivable from participants recorded by the Trust.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expenses

Administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation in fair value of investments.

Reclassification

Certain items from the 2019 financial statements have been reclassified to conform with the 2020 presentation. These reclassifications had no effect on the previously reported net increase in plan assets or net assets available for benefits.

3. Risk and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits.

The specific impact of the COVID-19 global pandemic on the Plan’s investment securities is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Trust has the ability to access.
Level 2 -

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Certain investments are measured using the net asset value (“NAV”) as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. These investments measured using the NAV practical expedient in Fair Value Measurement (Topic 820) are exempt from categorization in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common collective trusts:

Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments, selected by the participants, held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

All of the Plan’s investments are in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has a divided interest in the Trust. The assets of the Trust are held by several custodians. The Trust allows for daily redemptions. The Plan does not have any unfunded commitments.

The value of the Plan’s interest in the Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses plus the Plan’s portion of notes receivable from participants held as of the plan year end. At December 31, 2020 and 2019, the Plan’s interest in the Trust was approximately 1.12% and 1.18%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plan based upon monthly balances invested by each plan.

The following table presents the net assets of the Trust as well as the Plan’s respective interest in trust balances:

	December 31, 2020		December 31, 2019
	Trust Balances	Plan's Interest in Trust Balances	Trust Balances	Plan's Interest in Trust Balances
ASSETS
Investments at fair value:
Collective funds:
Fixed income	$427,862,902	$731,966	$302,420,296	$628,401
Equity	502,502,776	2,640,818	465,474,688	2,217,042
Diversified	168,114,754	3,359,884	142,263,505	2,234,529
Total collective funds	1,098,480,432	6,732,668	910,158,489	5,079,972
Equity securities	552,382,089	13,498,464	436,595,069	13,172,820
Mutual funds	177,210,620	438,413	209,967,721	271,107
Limited partnerships	58,587,503	84,400	52,885,626	112,337
Hedge funds	23,425,528	2,931	21,868,189	4,298
Certificates of deposit	10,253,129	—	10,363,965	—
Total investments at fair value	1,920,339,301	20,756,876	1,641,839,059	18,640,534
Cash and cash equivalents	46,807,786	1,260,098	34,212,264	996,078
Interest and dividends accrued on investments	12,074,136	34,920	1,196,706	7,316
Accounts receivable and prepaid benefits	765,886	—	842,552	—
Contributions receivable	37,146,000	—	10,457,200	—
Notes receivable from participants	11,109,366	343,459	11,408,820	389,003
Total Assets	2,028,242,475	22,395,353	1,699,956,601	20,032,931
LIABILITIES
Accrued operating and other expenses	13,829,085	36,344	2,009,347	13,078
Net assets available for benefits in the Trust	$2,014,413,390	$22,359,009	$1,697,947,254	$20,019,853

The following table presents the net investment income of the Trust for the year ended December 31, 2020:

Investment income:
Interest and dividends	$24,562,520
Net realized gains	45,228,398
Net unrealized appreciation	160,139,264
Total investment income	229,930,182
Administrative expenses	(5,341,014)
Total net investment income	224,589,168
Portion allocated to this Plan:
Investment income	1,616,661
Interest income on notes receivable from participants	18,287
Total net investment income allocated to this Plan	$1,634,948

5. Continuance of the Plan

The Bank has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. At December 31, 2020, the Plan had not expressed any intention to terminate and expects to continue the Plan indefinitely.

6. Tax Status

SBERA 401(k) Plan as adopted by The Provident Bank is a volume submitter plan. Benefit Plans Administrative Services, LLC (“BPAS”) maintains the overall volume submitter plan document (“Master Document”). BPAS has applied for and received Internal Revenue Service (“IRS”) approval of the Master Document. As of March 31, 2014, a favorable opinion letter has been received by the volume submitter plan sponsor. Although the Plan has been amended since receiving the opinion letter, the Plan’s Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

7. Related Party and Party-in-Interest Transactions

Northeast Retirement Services (“NRS”), by contract with the approval of the Board of Trustees of SBERA and NRS, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2020 and 2019, the rate for the 401(k) plan was $929.50 per employer member ($1,229.50 for plans with over 100 participants) per quarter, plus $21.00 per active participant per quarter ($24.00 for member with company stock), plus an additional 1.25 basis point assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends notes to participants, who are considered parties-in-interest.

One of the Trust’s investment options that the Plan has elected to allow as an option for plan participants is the Company’s stock. Balances of the plan sponsor’s company stock held in the Trust and allocated to participants was $8,090,220 and $8,471,972 as of December 31, 2020 and 2019, respectively.

8. Subsequent Events

The Bank has evaluated subsequent events through the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SBERA 401(k) PLAN AS ADOPTED BY THE PROVIDENT BANK

EIN: 04-3497377, PLAN NUMBER: 002

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at end of year)

December 31, 2020

		(c) Description of Investment
	(b) Identity of Issue, Borrower,	(Including Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value)	(d) Cost	Value
*	Plan Interest in Savings Banks Employees Retirement Association	Savings Banks Employees Retirement Association Common Collective Trust	**	$22,015,550
*	Notes Receivable from Participants	Notes with per annum interest rates ranging from 4.25% - 6.50%	- 0 -	343,459
				$22,359,009

*Party-in-interest.

**Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY THE PROVIDENT BANK

Date: June 29, 2021	By:	/s/ Carol Houle
Name: Carol Houle
Title: Plan Administrator

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm (Caron & Bletzer, PLLC)
23.2	Consent of Independent Registered Public Accounting Firm (Whittlesey PC)